

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 3, 2007

Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

> **Re:** **Gryphon Gold Corporation**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed November 15, 2007**
> **File No. 333-143581**
>
> **Post-Effective Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed November 15, 2007**
> **File No. 333-135963**
>
> **Form 10-QSB for the period ended December 31, 2006**
> **Filed February 14, 2007**
> **File No. 333-127635**

Dear Sir or Madam:

We have reviewed your response letter and amended filings, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dorsey & Whitney LLP
Gryphon Gold Corporation
December 3, 2007
Page 2

Amendment 2 to Form SB-2 filed November 15, 2007

Recent Sales of Unregistered Securities

1.   We note your response to prior comment 4. Please clarify whether the 30,000 shares of common stock being registered herein were issued pursuant to the Advisory Services Agreement with RFC. If so, we note that you filed this Form SB-2 on June 7, 2007. At that time, approximately three months' worth of securities, or slightly less than 22,500 shares, would have been earned pursuant to the Advisory Services Agreement with RFC. Given that you have registered 30,000 shares, please provide us with your analysis regarding the availability of Rule 152 and of the exemption provided under Section 4(2).

Form 10-QSB for the period ended December 31, 2006

2.   Your response letter did not include a response to prior comment 5. We reissue the comment.

Closing comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry